Exhibit 77D

Royce Capital Fund

        On September 20-21, 2005, The Board of Trustees of Royce Capital Fund voted to amend each series' non-fundamental investment policies to permit each series to enter into repurchase agreements through the Fixed Income Clearing Corporation as a "Sponsored Member" in the Fixed Income Clearing Corporation.